Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio)

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$77,074	$67,177	$52,350	$42,694	$35,968
Add:
Fixed charges	21,625	16,443	5,492	4,203	5,266
Amortization of capitalized interest	60	55	48	39	34
Distributions from Skelly-Belvieu Pipeline Company	1,373	2,803	3,590	2,874	4,658
Less: Interest capitalized	(192)	(123)	(255)	(298)	—

Total earnings	$99,940	$86,355	$61,225	$49,512	$45,926

Fixed charges:
Interest expense (1)	$20,630	$15,291	$4,968	$3,721	$5,181
Amortization of debt issuance costs	407	740	160	90	—
Interest capitalized	192	123	255	298	—
Rental expense interest factor (2)	396	289	109	94	85

Total fixed charges	$21,625	$16,443	$5,492	$4,203	$5,266

Ratio of earnings to fixed charges	4.6x	5.3x	11.1x	11.8x	8.7x

(1)	The interest and other expense, net reported in Valero L.P.’s consolidated statements of income for the years ended December 31, 2004 and 2003 includes interest income of $221,000 and $171,000 and other expense of ($134,000) and $0, respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.